August 12, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Inland Monthly Income Fund II, L.P.
Schedule TO-T filed August 2, 2005 by MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; MacKenzie Patterson Special Fund 5, LLC; MP
Value Fund 6, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 10,
LLC;
MPF DeWaay Premier Fund 2, LLC; Accelerated High Yield
Institutional
Investors, Ltd., L.P.; MPF DeWaay Premier Fund, LLC; MPF Flagship Fund 9, LLC; MacKenzie Patterson Fuller, Inc.; and C.E. Patterson
      File No. 005-80895

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T
1. Please tell us why you have not provided the financial information required by Item 10 of Schedule TO.


Offer to Purchase

Cover Page - Page 1
2. Refer to the first full bullet point on page 2. Please revise to explain what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made, and to highlight the risks to unit holders in this regard. We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.
3. We note your disclosure in the last paragraph of this letter that you may amend the offer in any respect "at any time and from time to time." Please revise the disclosure here and on page 14 to state that if you amend the terms of the offer, you will do so prior to the expiration of the offer and will extend the offer as required, if applicable.

Summary Term Sheet

Will the partnership continue as a public company?, Page 6
4. Please describe the material "other protections" a deregistration may effect as stated in at the end of the answer to this question.

Introduction - Establishment of the Offer Price, page 8
5. For future filings, please note that the Commission`s new address is 100 F Street, N.E., Washington, D.C. 20549.
6. Refer to the liquidation analysis table on page 10. Please explain the line-item regarding the distributions from the Kmart property sale and tell us the source of this information. Has the partnership disclosed that it would make a distribution from that sale? Has the partnership stated the amount of the distribution?

Acceptance for payment, page 12
7. We note that you will effect payment for tendered securities following the expiration date and upon confirmation that the general partner will recognize the change of address for distributions and correspondence on the units. It appears that this is an additional condition of the offer. Please revise the offer to describe this condition in the conditions section. In addition, please clarify that this condition will be satisfied or waived prior to expiration of the offer.


Withdrawal Rights, page 14
8. Please reconcile your disclosure in this section that securities tendered but not accepted by October 1, 2005 may be withdrawn with the disclosure on page 6, under the caption "Until what time can I withdraw previously tendered units?", that such a withdrawal may be made on September 23, 2005.

Extension of Tender Period; Termination; Amendment, page 14
9. Revise your definition of "business day" to be consistent with Rule 14d-1(g)(3).

Effects of the Offer, page 18
10. We note your disclosure that you do not believe the partnership agreement should restrict transfers of securities pursuant to the offer. Please clarify whether this is an opinion or a statement of fact. Also, disclose the basis for your disclosure.
11. We note your disclosure that if you acquire a significant number of the securities sought in the tender offer, you may have a controlling voting interest in matters submitted to a limited partner vote. Given that you could obtain approximately 24% of the units if all units sought were tendered, please clarify how this interest might impact voting in matters submitted to a limited partner vote.

Conditions to the Offer, page 20
12. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please revise paragraph
(a)(iv), which conditions the offer on whether the contemplated benefits the company may enjoy from the offer suffer a material diminution. Please revise to describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered. Alternatively, please revise your cross-reference to make it more specific.

Schedule I
13. We note your statement that priority in the allocation of tendered securities among the purchasers will be given to purchasers
"which already hold Units." Given your disclosure elsewhere in the offer document that none of the bidders hold any partnership securities, please revise to clarify the meaning of the cited disclosure.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
August 12, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE